SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October, 2025

Commission File Number 1565025

AMBEV S.A.

(Exact name of registrant as specified in its charter)

AMBEV S.A.

(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.

CNPJ [National Register of Legal Entities] No. 07.526.557/0001-00

NIRE [Corporate Registration Identification Number] 35.300.368.941

(“Company”)

Extract of the Minutes of the Meeting of the Board of Directors of the Company held on October 29, 2025 drawn up in summary form

1.	Date, Time and Venue. On October 29, 2025, at 10:00 a.m., in the Company’s headquarters, located at Rua Dr. Renato Paes de Barros, 1.017, 4th floor, São Paulo/SP, Brazil.

2.	Call and Attendance. Call notice duly given pursuant to the Company’s bylaws. Meeting with attendance of Mr. Michel Dimitrios Doukeris, Chairman, and Messrs. Victorio Carlos De Marchi, Fernando Mommensohn Tennenbaum, Nelson José Jamel, Ricardo Manuel Frangatos Pires Moreira, Fabio Colletti Barbosa, Lia Machado de Matos, Luciana Pires Dias, Marcos de Barros Lisboa, Milton Seligman and Fernanda Gemael Hoefel, representing the totality of members of the Board of Officers of the Company (“Board”).

3.	Board. Chairman: Michel Dimitrios Doukeris; Secretary: Guilherme Malik Parente.

4.	Resolutions: The Directors unanimously and unrestrictedly resolved to:

4.1.          Share buyback program. Approve, pursuant to article 30, Paragraph 1st, “b”, of Law 6,404/76 and CVM Resolution 77/22, a share buyback program for the repurchase of shares issued by the Company up to the limit of 208,000,000 common shares, with the primary purpose of cancelation, considering that the shares not canceled may be held in treasury, transferred and/or used to cover any share delivery requirements contemplated in the Company's share-based compensation plans, to be in effect until April 29, 2027, as detailed in the Notice Regarding the Negotiation of Shares Issued by the Company, in the form of Exhibit G of CVM Resolution 80/22 attached to these minutes, which is hereby approved by the Board for public disclosure. The Company has 4,253,039,958 outstanding shares as defined in CVM Resolution 77/22. The acquisition will be recorded as a debit on the capital reserve in the balance sheet dated as of September 30, 2025. The transaction will be carried out through the following financial institutions: Santander Corretora de Câmbio e Valores Mobiliários S.A. (CNPJ No. 51.014.223/0001-49), Ágora Corretora de Títulos e Valores Mobiliários S.A. (CNPJ No. 74.014.747/0001-35), and Goldman Sachs do Brasil Corretora de Títulos e Valores Mobiliários S.A. (CNPJ No. 09.605.581/0001-60).

4.2.	Manual on Disclosure and Use of Information and Securities Trading Policy. Approve, in accordance with the presentation made and the draft made available to the Board, the changes made to the “Manual on Disclosure and Use of Information and Securities Trading Policy of Ambev S.A.”, which was initialized by the Board and will remain filed at the Company’s headquarters.

The Board authorizes the Company's Executive Board of Officers to take any and all actions that may be required to implement the aforementioned resolutions (including those required pursuant to the Manual on Disclosure and Use of Information and Securities Trading Policy of the Company, particularly with respect to the trading of shares by related parties during the period in which the repurchase program is in effect), as well as determine the timing and number of shares issued by the Company to be acquired within the limits authorized above.

Minutes of the Meeting of the Board of Directors of Ambev S.A. held on October 29, 2025

5.	Close. With no further matters to be discussed, the present Minutes were drawn up and duly executed.

São Paulo, October 29, 2025

/s/ Michel Dimitrios Doukeris	/s/ Victorio Carlos De Marchi
/s/ Fernando Mommensohn Tennenbaum	/s/ Nelson José Jamel
/s/ Ricardo Manuel Frangatos Pires Moreira /s/ Lia Machado de Matos /s/ Marcos de Barros Lisboa /s/ Fernanda Gemael Hoefel	/s/ Fabio Colletti Barbosa /s/ Luciana Pires Dias /s/ Milton Seligman /s/ Guilherme Malik Parente Secretary

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Minutes of the Meeting of the Board of Directors of Ambev S.A. held on October 29, 2025

Exhibit I

Notice Regarding the Negotiation of Shares Issued by the Company

AMBEV S.A.

CNPJ [National Register of Legal Entities] No. 07.526.557/0001-00

NIRE [Corporate Registration Identification Number] 35.300.368.941

NOTICE REGARDING THE NEGOTIATION OF SHARES ISSUED BY AMBEV S.A.

Ambev S.A. (“Company"), pursuant to the terms of CVM Resolution No. 80/22, disclose the following information set forth in its Exhibit G regarding the negotiation of shares issued by the Company.

1. Justify in detail the objective and the expected economic effects of the operation.

The operation aims the acquisition of shares to maximize the generation of value for shareholders, through the efficient management of its capital structure, and the main objective will be the cancelation of said shares. Any remaining shares shall be held in treasury, transferred in public or private transactions, and/or used to meet the requirements under the Company's share-based compensation plans.

2. Inform the number of (i) outstanding shares and (ii) shares held in treasury.

The Company currently has 4,253,039,958 outstanding shares and 169,205,404 shares held in treasury.

3. Inform the number of shares that may be acquired or sold.

The Company may acquire up to 208,000,000 common shares.

4. Describe the main characteristics of the derivative instruments that the company may use, if any.

Not applicable, considering that the Company will not use derivative instruments in this transaction.

5. Describe, if applicable, any voting agreements or guidelines existing between the company and the counterparty of the operations.

Not applicable, considering that the Company will carry out operations on the Brazilian stock exchange with no knowledge of the identity of counterparties.

6. In case the transactions are to be carried out outside organized securities markets, inform: a. the maximum (minimum) price for which the shares will be acquired (sold); and b. if applicable, the reasons that justify carrying out the transaction at prices more than 10% (ten percent) higher, in the case of acquisition, or more than 10% (ten percent) lower, in the case of sale, than the average of the price, weighted by the volume, in the 10 (ten) previous trading sessions.

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Minutes of the Meeting of the Board of Directors of Ambev S.A. held on October 29, 2025

Not applicable, considering that the operations will be carried out on the Brazilian stock exchange.

7. Inform, if any, the impacts that the negotiation will have on the composition of the shareholding control or the management structure of the company.

Not applicable, as the Company has a defined controlling shareholder and therefore does not anticipate any impacts that the negotiation will have on the composition of our shareholder structure or the management structure of the company.

8. Identify the counterparties, if known, and, in the case of a related party to the company, as defined by the accounting rules that deal with this matter, also provide the information required by art. 9 of CVM Resolution 81, of March 29, 2022.

Not applicable, considering that the Company will carry out operations on the Brazilian stock exchange with no knowledge of the identity of counterparties.

9. Indicate the destination of the funds received, if applicable.

Not applicable, considering that the Company will not receive funds and the main objective of the acquisition is the cancellation of the acquired shares. The remaining shares may be held in treasury, transferred and/or used to meet the provisions of the Company's share-based compensation plans.

10. Indicate the maximum period for the settlement of authorized transactions.

Purchases may be made within up to 18 months counted as of the date of their approval, therefore, until April 29, 2027.

11. Identify institutions that will act as intermediaries, if any.

Santander Corretora de Câmbio e Valores Mobiliários S.A. (CNPJ No. 51.014.223/0001-49), Ágora Corretora de Títulos e Valores Mobiliários S.A. (CNPJ No. 74.014.747/0001-35), and Goldman Sachs do Brasil Corretora de Títulos e Valores Mobiliários S.A. (CNPJ No. 09.605.581/0001-60).

12. Specify the available resources to be used, in the form of art. 8, § 1, of CVM Resolution 77, of March 29, 2022.

The acquisition will occur as per a deduction of the capital reserve account recorded in the balance sheet dated as of September 30, 2025.

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Minutes of the Meeting of the Board of Directors of Ambev S.A. held on October 29, 2025

13. Specify the reasons why the members of the board of directors feel comfortable that the repurchase of shares will not affect the compliance of obligations with creditors or the payment of fixed or minimum mandatory dividends.

The total amount to be paid by the Company if it repurchases a total of 208,000,000 shares would be approximately R$ 2,500,000,000.00, based on the closing share price on October 29, 2024. This amount represents approximately 15% of the Company's cash, as determined in the most recent financial statements disclosed to the market.

In view of the percentage mentioned above, the members of the board of directors are comfortable that the repurchase of shares will not affect the compliance of obligations with creditors nor the payment of mandatory dividends.

***

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 29, 2025

AMBEV S.A.

By:	/s/ Guilherme Fleury de Figueiredo Ferraz Parolari
Guilherme Fleury de Figueiredo Ferraz Parolari Chief Financial and Investor Relations Officer